December 10, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Matthew Derby
Re:	Crosscode Inc. Request to Withdraw Registration Statement on Form S-1 Filed February 15, 2018 File No. 333-223073

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Crosscode, Inc. (the “Registrant”) hereby respectfully requests that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-223073), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registrant has decided not to pursue the offering due to business decisions and confirms that no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We appreciate your time and attention to this matter. Should you have any questions, please call Mark Busch with K&L Gates, LLP, the Registrant’s outside counsel, at (704) 331-7440.

Very truly yours,

/s/ Greg Wunderle

Greg Wunderle, President and CEO

cc: Mark Busch